Exhibit 99.1

Hexindai Custodian Bank Jiangxi Bank Passes Compliance Evaluation

BEIJING, Nov. 12, 2018 /PRNewswire/ — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, announced that its custodian bank Jiangxi Bank (01916.HK) has passed its compliance evaluation by the National Internet Finance Association of China (NIFA).

As required by government regulations on the peer-to-peer lending (P2P) industry, all online P2P lending platforms in China must have a custodian bank to manage funds from borrowers and lenders to ensure fund safety and avoid the misappropriation of funds. This is a prerequisite for online P2P lending platforms to file for registration.

Jiangxi Bank has been Hexindai’s custodian bank since January 2017, when the company successfully integrated its asset custody system with Jiangxi Bank.

Based on standards set by regulators for the P2P lending fund depository business and systems, the National Internet Finance Association of China (NIFA) started to evaluate related banks for their fund depository business process and technology systems since the end of 2017. Using both on-site inspections and off-site reviews, NIFA has been evaluating the compliance and integrity of related banks over the past year.

Jiangxi Bank is the only provincial city commercial bank in Jiangxi Province, and was listed on the Stock Exchange of Hong Kong in June this year. In 2017, it was ranked by The Banker as 329th among the “Top 1000 World Banks” in terms of tier-one capital as of December 31, 2016, and 22nd among all city commercial banks in China in terms of total assets as of December 31, 2016.(1)

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China by matching them with investors seeking various types of investment products with appropriate risk levels and risk-adjusted returns. Hexindai’s strong online and offline user acquisition capabilities combined with an online platform with extensive offline networks, an advanced risk management system, and strong strategic cooperative relationships with a custodian bank and an insurance company to safeguard investments, allows the Company to generate higher customer satisfaction, reliance, and realize faster growth in China.

For investor inquiries, please contact:

Hexindai

Ms. Daisy Wang

Tel: +86-10-5380-6196

Email: ir@hexindai.com

ICR Inc.

Edmond Lococo,

Tel: +86 10 6583-7510

Email: Edmond.Lococo@icrinc.com

(1) According to Jiangxi Bank’s official website: http://www.jx-bank.com/nccbank/zh_CN/aboutUs/gywx/6245.html.